UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (date of earliest event reported): January 13, 2004

Commission File
Number: 1-8944

CLEVELAND-CLIFFS INC

(Exact Name of Registrant as Specified in Charter)

Ohio	34-1464672
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)
1100 Superior Avenue, Cleveland, Ohio	44114-2589
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (216) 694-5700

(Former Name or Former Address, if Changed Since Last Report)

ITEM 7. Financial Statements, Pro Forma Financial Information and Exhibits

(c) Exhibits

Exhibit Number	Exhibit Document
99(a)	Cleveland-Cliffs Inc published a News Release on January 13, 2004, "Cleveland-Cliffs Provides Guidance on Fourth Quarter Results."

ITEM 9. Regulation FD Disclosure.

As used in this report, "Cleveland-Cliffs," the "Company," "we" and "our" refer to Cleveland-Cliffs Inc and its subsidiaries, except where the context otherwise requires.

BUSINESS

Overview

Founded in 1847, we are the largest producer of high-quality iron ore pellets in North America, and sell the majority of our pellets to integrated steel companies in the United States and Canada. We operate six iron ore mines located in Michigan, Minnesota and Eastern Canada, which currently have the capacity to produce 36.9 million tons of iron ore pellets annually. Based on our percentage ownership of the mines we operate, our share of the pellet production capacity is currently 22.5 million tons annually, representing approximately 28% of total North American annual pellet capacity. We sell our share of iron ore production to integrated steel producers, generally pursuant to term supply agreements with various price adjustment provisions.

We manufacture 13 grades of iron ore pellets, including standard, fluxed and high manganese, for a variety of applications. We have repositioned ourselves from a manager of iron ore mines on behalf of steel company owners to primarily a merchant of iron ore to steel company customers and continue to seek additional investment opportunities in iron ore mines. As the North American iron ore industry restructures and consolidates to meet the raw material requirements of the consolidating steel industry, we believe we are leading this restructuring by focusing on our strategic goal to be the pre-eminent supplier of iron ore to our customers.

For the year ended December 31, 2002, we produced a total of 27.9 million tons of iron ore including 14.7 million tons for our account and 13.2 million tons on behalf of the steel company owners in the mines.

See "Risk Factors — Risks Relating to the Steel Industry — Excess global capacity and the availability of competitive substitute materials have resulted in intense competition in the steel industry, which may further reduce steel prices and decrease steel production and our customers' demand for iron ore products" and "Risk Factors — Risks Relating to the Steel Industry — Increased imports of steel into the United States could adversely impact North American steel sales, which could adversely affect demand for our products and our sales, margins and profitability."

Strategy

The North American integrated steel industry is undergoing a restructuring process. This process is, in our view, producing a stronger, more productive industry through consolidation and some rationalization of less efficient capacity. The iron ore industry is also restructuring to meet the changing needs of its customers, and it is our goal to lead this consolidation process and to continue to improve the competitiveness of our operations.

Our strategic objectives are to:

Expand our Leadership Position in the North American Iron Ore Market

We are currently restructuring the ownership interest in our mines in part by converting mine partners into customers with term supply agreements. Under our new operating strategy, royalty and management fee income will be replaced by profit margin on pellet sales, and it is our goal to continue to expand our leadership position in the industry by focusing on high product quality, technical excellence, superior relationships with our customers and partners and improved operational efficiency through year-over-year cost reduction. By developing creative solutions for our customers during the recent industry restructuring, we have been able to generate term supply agreements with many of these companies, which have benefited and will benefit our market position. See "Risk Factors — Risks Relating to Our Company — Our change in strategy from a manager of iron ore mines on behalf of steel company owners to primarily a merchant of iron ore to steel company customers has made our revenues more dependent on sales of iron ore products and more susceptible to product demand and pricing fluctuations."

Increase our Ownership of Mines in which we hold Joint Venture Interests

In recent years, we have increased our ownership interest in a number of mines. We believe that increasing our ownership interests in several of our mines will improve our ability to manage these mines to

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achieve sustainable, long-term efficient production. With a larger ownership position in a given mine, we are able to make operating and capital decisions faster and more efficiently, and we aspire to leverage this ability throughout the mines in which we have invested. As we increase our ownership in our managed mines, we can more readily share best practices through cross-mine teams, allowing us to increase operating efficiencies and decrease costs. With total or majority ownership of our mines, we can take advantage of synergies among operations by sharing staff and functions between operations. We are also in the process of a more full-scale consolidation of operations and management in Michigan with our Tilden and Empire mines.

Seek Additional Iron Ore Mine Investment Opportunities

We intend to continue to pursue investment and management opportunities to broaden our scope as a supplier of iron ore pellets to the integrated steel industry through the acquisition of additional mining interests to strengthen our market position. We are particularly focused on expanding our international investments to leverage our expertise in processing low grade iron ore so that we may capitalize on global demand for steel and iron ore in areas such as China.

Strive to Continuously Improve Iron Ore Pellet Quality and Develop Alternative Metallic Products

We have been a leader in iron ore mining technology for more than 150 years. We operated some of the first mines on Michigan's Marquette Range and pioneered early open pit and underground mining methods. From the first application of electrical power in Michigan's underground mines to the use today of sophisticated computers and global positioning satellite systems, we have been a leader in the application of new technology to the centuries–old profession of mineral extraction.

We believe we have one of the best industrial research and development groups in the mineral industry. With the overall goal of achieving cost reductions and quality improvements through pioneering process development at the mines that we manage, we operate a fully-equipped research and development facility located in Ishpeming, Michigan. Our research and development group is staffed with experienced engineers and scientists and is organized to support the geological interpretation, process mineralogy, mine engineering, mineral processing, pyrometallurgy, advanced process control and analytical service disciplines. Our research and development group is also routinely employed by iron ore pellet customers for laboratory testing and simulation of blast furnace conditions.

As part of our efforts to develop alternative metallics products, we agreed to participate in Phase II of the Mesabi Nugget Project to construct a pilot plant at our Northshore mine to test and develop Kobe Steel Ltd.'s technology for converting iron ore into nearly pure iron in nugget form. The high iron content material could be used to replace steel scrap as a raw material for electronic steel furnaces. Other participants in the project include Kobe Steel, Steel Dynamics, Inc., Ferrometrics, Inc. and the State of Minnesota. All the participants in the Mesabi Nugget Project have recently entered into a second operating phase of the pilot plant. During this phase, which will last for approximately six months, we will explore the commercial viability of this technology.

Our Investment in International Steel Group, Inc. ("ISG")

Our current plans are to monetize our investment in ISG, although we are currently prohibited from selling or otherwise disposing of our ISG shares until June 9, 2004 pursuant to the terms of a lock-up agreement that we and other significant ISG stockholders entered into in connection with ISG's initial public offering. We currently intend to use the proceeds of any sale of our ISG shares to make contributions to certain of our underfunded pension plans, to fund our capital expenditure requirements, to fund our working capital requirements in order to support increased production of our iron ore pellets and to pursue additional iron ore mine and/or alternative metallics products investment opportunities. We do not currently intend to distribute the proceeds of any sale of our ISG shares by means of a special dividend. See "Risk Factors — Risks Relating to Our Company — We cannot sell or transfer our ISG shares until June 2004, and we cannot predict the value of those shares if we sell them after that time."

Customers

More than 95% of our revenues is derived from sales of iron ore to the North American integrated steel industry, consisting of 14 current or potential customers. Generally, we have multi-year supply agreements with our customers. Sales volume under these agreements is largely dependent on customer requirements, and in most cases, we are the sole supplier of iron ore pellets to the customer. Each agreement has a base price that is adjusted over the life of the agreement using one or more adjustment factors. Factors that can adjust price include measures of general industrial inflation, steel prices, the international pellet price, and mine operating cost factors, including energy costs. See "Risk Factors — Risks Relating to the Steel Industry — Excess global capacity and the availability of competitive substitute materials have resulted in intense competition in the steel industry, which may further reduce steel prices and decrease steel production and our customers' demand for iron ore products," and "Risk Factors — Risks Relating to Our Company — The price adjustment provisions of our term supply agreements may prevent us from increasing our prices to match international ore contract prices or to pass increased costs of production on to our customers."

During 2002 and the first nine months of 2003, we sold 14.7 million and 13.6 million tons of iron ore, respectively, from our share of the production of our iron ore mines and purchases from others. Sales in 2002 were to nine North American and one European steel producers, and in the first nine months of 2003, to seven North American, one Turkish, two European and two Chinese steel producers.

The following five customers together accounted for a total of 72% and 79% of total revenues in the year ended 2002 and in the first nine months of 2003, respectively:

	Percent of Revenues	
Customer	Year Ended December 31, 2002	Nine Months Ended September 30, 2003
ISG	21%	30%
Weirton Steel Corporation ("Weirton")	21%	18%
Algoma Steel Inc. ("Algoma")	19%	17%
Rouge Industries, Inc. ("Rouge")	9%	14%
Stelco Inc. ("Stelco")	2%	—
Total	72%	79%

One major term supply agreement for the sale and purchase of iron ore pellets expired and was not renewed at year-end 2002; no other major multi-year supply agreements are due to expire before December 31, 2004. Our major term supply agreements are as follows:

• ISG

We have a fifteen-year supply agreement under which we are ISG's sole supplier of iron ore pellets through 2016 for its Cleveland steel works and Indiana Harbor steel works. ISG is the combination of three steel companies acquired out of bankruptcy: LTV Steel Corporation ("LTV Steel"), Bethlehem Steel Corporation ("Bethlehem Steel") and Acme Steel Corporation ("Acme Steel").

• Algoma

We have a term supply agreement under which we are Algoma's sole supplier of iron ore pellets for fifteen years.

• Rouge

We have a term supply agreement with Rouge under which we are the sole supplier of iron ore pellets to Rouge through 2012, with minimum annual obligations through 2007. Rouge filed a petition for chapter 11 bankruptcy protection on October 21, 2003. See "— Recent Developments."

• Ispat Inland Inc. ("Ispat Inland")

We currently have a term supply agreement with Ispat Inland under which we are its sole outside supplier of iron ore pellets through 2014.

• Weirton

We recently entered into an interim supply agreement with Weirton that modified our current supply agreement with Weirton. The modified term supply agreement provides that we will supply Weirton with the greater of 67% of Weirton's pellet requirements or 2.1 million net tons for the calendar years 2004 and 2005. Thereafter, the modified term supply agreement provides that we will supply all of Weirton's pellet requirements through 2009, which term may be extended to 2012 under certain circumstances.

Our sales are influenced by seasonal factors in the first quarter of the year as shipments and sales are restricted by weather conditions on the Great Lakes. During the first quarter, we continue to produce our products, but we cannot ship those products via lake freighter until the Great Lakes are passable, which causes our first quarter inventory levels to rise.

See "Risk Factors — Risks Relating to Our Company — If a substantial portion of our term supply agreements terminate and are not renewed, and we are unable to find alternate buyers willing to purchase our products on terms comparable to those in our existing term supply agreements, our sales, margins and profitability will suffer," "Risk Factors — Risks Relating to Our Company — We depend on a limited number of customers, and the loss of, or significant reduction in, purchases by our largest customers could adversely affect our sales." "Risk Factors — Risks Relating to Our Company — Changes in demand for our products by our customers could cause our sales to fluctuate," "Risk Factors — Risks Relating to Our Company — The terms of our term supply agreements could cause our sales and profitability to fluctuate," "Risk Factors — Risks Relating to Our Company — The price adjustment provisions of our term supply agreements may prevent us from increasing our prices to match international ore contract prices or to pass increased costs of product on to our customers" and "Risk Factors — Risks Relating to Our Company — Our sales, margins and profitability may be significantly affected by the bankruptcy or reorganization of our customers."

Recent Developments

Curtailment of Coke Production by U.S. Steel Corporation ("U.S. Steel"). In late 2003, a fire occurred in a mine of a major coal supplier to U.S. Steel, which supplies a majority of the coke, a processed form of coal, used by our steel industry customers to operate their blast furnaces. The fire caused U.S. Steel to curtail its production of coke, and to reduce its coke shipments to at least two of our steel industry customers. As a result, one of our steel industry customers reduced its requirements for our iron ore in the first quarter of 2004, and another of our customers has recently announced that it is exploring alternatives, including possible production curtailments, in order to deal with the coke shortages. Several of our steel industry customers obtain a majority of their coke supplies from U.S. Steel. If the coke shortages continue, other customers may seek to reduce their iron ore supply requirements. See "Risk Factors — Risks Relating to the Steel Industry — Natural disasters, equipment failures and other unexpected events may lead our steel industry customers to curtail production or shut down their operations" and "Risk Factors — Risks Relating to Our Company — The terms of our term supply agreements could cause our sales, margins and profitability to fluctuate."

Approval of Purchase of Eveleth Mines. On November 26, 2003, the U.S. Bankruptcy Court for the District of Minnesota approved the purchase of the assets of Eveleth Mines LLC ("Eveleth Mines") by United Taconite LLC ("United Taconite"), 70% of the interests of which are owned by us and 30% of the interests are owned by Laiwu Steel Group Ltd. of China ("Laiwu"). Eveleth Mines LLC ceased mining operations earlier in 2003 and filed for chapter 11 bankruptcy protection on May 1, 2003. The acquisition closed on December 3, 2003. Under the terms of the agreement, United Taconite purchased all of Eveleth Mines' assets for $3 million in cash and the assumption of certain environmental liabilities. See "— Environment — Mine Closure." United Taconite did not assume any liabilities related to Eveleth Mines' pension plans, which have been terminated by the Pension Benefit Guaranty Corporation, nor did it assume Eveleth Mines' retiree medical and life insurance plans. We and other Wabush owners supply up to

4.0 million tons of Wabush pellets to Laiwu. We made our first direct Wabush shipment to Laiwu in December 2003.

Tilden Mine Equipment Outage. On November 26, 2003, our Tilden facility experienced a crack in a kiln riding ring that required the shutdown of that kiln in its pelletizing plant, resulting in a production loss of approximately 277,000 tons. The cause of the failure is being investigated and repair of the equipment is underway. It is believed the ring can be repaired by welding and work has begun to prepare for this specialized welding process. Repair is expected to be completed by mid-February 2004.

The production loss associated with the equipment failure at Tilden reduces Tilden's anticipated pellet production for 2003 to approximately 7.0 million tons. The impact of the outage on Tilden's 2004 pellet production is uncertain at this time, however, production schedules at the combined Empire and Tilden facilities are being evaluated to determine how to mitigate the potential impact on 2004 pellet production.

Sales in the fourth quarter of 2003 will not be impacted by the outage. Fourth quarter results will, however, be adversely affected in excess of $6.0 million due to the cost of the repair, the cost of the accelerated maintenance, and the effect of the lost production on fixed costs. See "Risk Factors — Risks Relating to Our Company — Equipment failures and other unexpected events at our facilities may lead to production curtailments or shutdowns."

Bankruptcy Petition of Rouge. Rouge, one of our significant customers, filed for chapter 11 bankruptcy protection on October 23, 2003. On December 30, 2003, the Bankruptcy Court for the District of Delaware approved the sale of substantially all of its assets to OAO Severstal, Russia's second largest steel producer, subject to a further hearing on January 21, 2004 on certain objections to the sale. Assuming such objections are overruled or resolved, the sale is expected to close by January 30, 2004. Rouge has obtained Bankruptcy Court interim approval for a $150 million debtor-in-possession credit facility, which will provide Rouge up to $35 million of incremental liquidity during the period required to complete the sale. Rouge indicated that it will continue to manufacture and ship steel products and provide uninterrupted service to its customers during the bankruptcy process.

We sold 1.4 million tons of pellets to Rouge in 2002 and 2.1 million tons from January 2003 through October 23rd. At the time of Rouge's bankruptcy filing, we had no trade receivable exposure to Rouge; however, we have a $10 million secured loan to Rouge with a final maturity in 2007. As of December 31, 2003, the loan had a balance of $11.5 million including accrued interest. Management will continue to assess the collectability of the loan and interest. Our sales contract with Rouge provides that we will be the sole supplier of pellets to Rouge through 2012, with minimum annual obligations through 2007. At this time, we cannot assess the long-term impact of the announced sale and bankruptcy filing on our term supply agreement or loan with Rouge. It is, however, anticipated that we will continue to sell pellets to Rouge in the near-term. See "Risk Factors — Risks Relating to Our Company — Our sales, margins and profitability may be significantly affected by the bankruptcy or reorganization of our customers" and "Risk Factors — Risks Relating to Our Company — Our ability to collect payments from our customers depends on their creditworthiness."

Bankruptcy Petition of WCI. On September 16, 2003, WCI petitioned for protection under chapter 11 of the U.S. Bankruptcy Code. At the time of the filing, we had a trade receivable exposure of $4.9 million, which was reserved against in the third quarter. WCI purchased 1.4 million tons of pellets, or 9% of total tons we sold in 2002, and has purchased 1.1 million tons, or 8% of total tons we sold in the first nine months of 2003. WCI continues to operate and purchase pellets from us. We and WCI each have the right to terminate the term supply agreement as of the end of 2004. See "Risk Factors — Risks Relating to Our Company — Our sales, margins and profitability may be significantly affected by the bankruptcy or reorganization of our customers" and "Risk Factors — Risks Relating to Our Company — Our ability to collect payments from our customers depends on their creditworthiness."

Bankruptcy Petition of Weirton. On May 19, 2003, Weirton petitioned for protection under chapter 11 of the U.S. Bankruptcy Code. Weirton purchased 2.9 million tons, or 21% of the total tons of iron ore pellets we sold in 2002, and has purchased 2.3 million tons, or 18% of total tons we sold in the first nine months of 2003. Weirton has continued to perform the obligations under its term supply agreement since the filing. That

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agreement, which runs through 2009, will be extended for the life of the power-related lease (discussed below), which is scheduled to be completed at the end of 2012. On December 11, 2003, the Bankruptcy Court in Wheeling, West Virginia approved Weirton's interim agreement as noted under "— Customers."

We are a 40.6% participant in a joint venture that acquired certain power-related assets from a subsidiary of Weirton in 2001 in a purchase-leaseback arrangement. Our investment at September 30, 2003 of $10.6 million, which is included in "other investments," is accounted for utilizing the equity method. Subsequent to its filing, Weirton has continued to meet its obligations under the lease agreement, which extends through 2012. In the second quarter of 2003, we recorded a provision of $2.6 million for Weirton bankruptcy exposures. See "Risk Factors — Risks Relating to Our Company — Our sales, margins and profitability may be significantly affected by the bankruptcy or reorganization of our customers" and "Risk Factors — Risks Relating to Our Company — Our ability to collect payments from our customers depends on their creditworthiness."

Power Curtailment at Empire and Tilden Mines. On May 15, 2003, the failure of a dam in the Upper Peninsula of Michigan resulted in flood conditions which caused production curtailments at the Empire and Tilden mines for approximately five weeks. While the flooding did not directly damage the mines, the mines were idled when their energy supplier, Wisconsin Energy Corporation, was forced to shut down its power plant in Marquette, Michigan. The mines returned to full production by the end of June. It is estimated, however, that about 1.0 million tons of production was lost (.8 millions tons of which was our share). Our share of fixed costs related to the lost production was $11.1 million. We are pursuing a business interruption claim for the losses due to the power curtailment under our property insurance program. See "Risk Factors — Risks Relating to Our Company — Many of our mines are dependent on a single source energy supplier, and interruption in energy services may have a significant adverse effect on our sales, margins and profitability."

Reduced Production at Tilden Mine. On May 13, 2003, we announced that pellet production at the Tilden mine in Michigan was adversely impacted by an aberration in the crude ore mineralization being mined in one area of the Tilden mine. The localized anomaly makes the ore difficult to process, causing low throughput rates and low recoveries. The ore grade adversely impacted production through most of 2003. The Tilden mine currently has pellet reserves of approximately 281 million tons. The lower production level adversely impacted unit production costs at the mine through the second and third quarters of 2003. The lower production is not expected to impact our ability to supply iron ore under our term supply agreements. See "Risk Factors — Risks Relating to Our Company — Unanticipated geological conditions and natural disasters could increase the cost of operating our business."

Properties

We directly or indirectly own and operate interests in the following six North American iron ore mines:

Location and Name	Ownership Interest as of December 31,		
	2001	2002	2003
Michigan (Marquette Range)			
Empire Iron Mining Partnership	46.7%	79.0%	79.0%
Tilden Mining Company L.C.	40.0%	85.0%	85.0%
Minnesota (Mesabi Range)			
Hibbing Taconite Company Joint Venture	15.0%	23.0%	23.0%
Northshore Mining Company	100.0%	100.0%	100.0%
United Taconite	—	—	70.0%
Canada (Newfoundland and Quebec)			
Wabush Mine Joint Venture	22.8%	26.8%	26.8%

We increased our ownership in these mines (other than Northshore and United Taconite) from their steel company owners in 2002 through assumption of the liabilities associated with the mine interests. Each of these mines contains crushing, concentrating, and pelletizing facilities. The facilities at each site are in

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satisfactory condition, although they require routine capital and maintenance expenditures on an ongoing basis. See "Risk Factors — Risks Relating to Our Company — Our change in strategy from a manager of iron ore mines on behalf of steel company owners to primarily a merchant of iron ore to steel company customers has made our revenues more dependent on sales of iron ore products and more susceptible to product demand and pricing fluctuations."

Empire Mine. The Empire mine is located on the Marquette Iron Range in Michigan's Upper Peninsula. We manage the mine and have a 79% interest; Ispat Inland has a 21% interest in the mine and has the right to require us to purchase all of its interest under certain circumstances after 2007. See "Risk Factors — Risks Relating to Our Company — We rely on our joint venture partners in our mines to meet their payment obligations, and the inability of a joint venture partner to do so could significantly affect our operating costs."

Tilden Mine. On January 31, 2002, we increased our ownership of the Tilden Mine to 85% by acquiring Algoma's 45% interest in the mine and executing a term supply agreement under which we are Algoma's sole supplier of iron ore pellets for 15 years. Stelco has a 15% interest in the mine. The Tilden mine is located on the Marquette Iron Range in Michigan's Upper Peninsula. We manage the mine.

The two Michigan mines discussed above are located near each other. Our recent increase in ownership of our Michigan mines has facilitated and will continue to offer operational and cost benefits that were not achievable under the previous ownership structure. These benefits include a consolidated transportation system, more efficient employee and equipment operating schedules, reduction in redundant facilities and workforce and best practices sharing. See "Risk Factors — Risks Relating to Our Company — We rely on our joint venture partners in our mines to meet their payment obligations, and the inability of a joint venture partner to do so could significantly affect our operating costs."

Hibbing Mine. The Hibbing mine is located in the center of Minnesota's Mesabi Iron Range near the cities of Hibbing and Chisholm. We manage the mine and have a 23% interest, 8% of which was acquired from Bethlehem Steel in 2002; ISG has a 62.3% interest and Stelco has a 14.7% interest in the mine. See "Risk Factors — Risks Relating to Our Company — We rely on our joint venture partners in our mines to meet their payment obligations, and the inability of a joint venture partner to do so could significantly affect our operating costs."

Northshore Mine. The Northshore mine is located in northeastern Minnesota, with mining facilities near Babbitt, Minnesota on the northeastern end of the Mesabi iron formation. Northshore's processing facilities are located in Silver Bay, Minnesota, near Lake Superior. We own 100% of the mine.

Wabush Mine. In 1997, we acquired Ispat Inland's interest of the Wabush mine. In August 2002, Acme Steel, a wholly-owned subsidiary of Acme Metals Incorporated, which had been under chapter 11 bankruptcy protection since 1998, rejected its interest in the Wabush mine located in Eastern Canada. As a result of these two events, we increased our ownership from 7.7% to 26.8%. The Wabush mine is located in Wabush, Labrador, Canada, and has a pellet plant in Pointe Noire, Quebec, Canada. We manage the mine and have a 26.8% interest; Stelco has a 44.6% interest; and Dofasco Inc. ("Dofasco") has a 28.6% interest in the mine. See "Risk Factors — Risks Relating to Our Company — We rely on our joint venture partners in our mines to meet their payment obligations, and the inability of a joint venture partner to do so could significantly affect our operating costs."

United Taconite. The United Taconite mine is located in Minnesota's Mesabi Iron Range in and around the city of Eveleth, Minnesota. We manage the mine and have a 70% interest. Laiwu has a 30% interest in the mine. See "Risk Factors — Risks Relating to Our Company — We rely on our joint venture partners in our mines to meet their payment obligations, and the inability of a joint venture partner to do so could significantly affect our operating costs."

Railroads, one of which is wholly-owned by us, link the Empire and Tilden mines with Lake Michigan at the loading port of Escanaba and with Lake Superior at the loading port of Marquette. From the Mesabi Range, Hibbing pellets are transported by rail to a shiploading port at Superior, Wisconsin. At Northshore, crude ore is shipped by a co-owned railroad from the mine to processing facilities at Silver Bay, Minnesota. In

Canada, there is an open-pit mine and concentrator at Wabush, Labrador, Newfoundland and a pellet plant and dock facility at Pointe Noire, Quebec. At the Wabush mine, concentrates are shipped by rail from the Scully mine at Wabush to Pointe Noire where they are pelletized for shipment via vessel to Canada, the United States and other international destinations or shipped as concentrates for sinter feed to Europe. See "Risk Factors — Risks Relating to Our Company — Our sales and competitive position depend on our ability to transport our products to our customers at competitive rates and in a timely manner."

Operations

During 2002 and 2003, we produced 14.7 million tons and 18.0 million tons, respectively, for our account and 13.2 million tons and 12.1 million tons, respectively, on behalf of the steel company owners of the mines. The increase in our share of 10.2 million produced tons in 2003 compared to 2001 principally reflects increased equity positions in our managed mines.The following is a summary of total production and our share of that production:

| | Total Production | | | |
| | Tons in Millions(1) | | | |
Location and Name	2000	2001	2002	2003
Michigan (Marquette Range)				
Empire Iron Mining Partnership	7.6	5.7	3.6	5.1
Tilden Mining Company L.C.	7.2	6.4	7.9	6.9
Minnesota (Mesabi Range)				
Hibbing Taconite Company Joint Venture	8.2	6.1	7.7	8.0
Northshore Mining Company	4.3	2.8	4.2	4.8
United Taconite(2)	3.9	4.2	4.2	1.6
Canada (Newfoundland & Quebec)				
Wabush Mine Joint Venture	5.9	4.4	4.5	5.2
Total(3)	33.2(4)	25.4	27.9	30.1

(1)   Tons are long tons of 2,240 pounds.

(2)   Total production at United Taconite in 2000, 2001 and 2002 and 1.5 million tons in 2003 represents production of Eveleth before it was acquired by United Taconite in the fourth quarter of 2003.

(3)   Excludes 3.9 million tons in 2000, 4.2 million tons in 2001, 4.2 million tons in 2002 and 1.5 million tons in 2003 produced by Eveleth prior to its acquisition by United Taconite in the fourth quarter of 2003.

(4)   Total excludes 7.8 million tons of production associated with LTV Steel Mining Company ("LTV Steel Mining"), which permanently shut down on January 5, 2001. On October 30, 2001, we acquired the assets of LTV Steel Mining. We do not intend to operate the iron ore mine we acquired as part of LTV Steel Mining's assets.

| | **Our Share of Production** | | | |
| | **Tons in Millions(1)** | | | |
Location and Name	**2000**	**2001**	**2002**	**2003**
Michigan (Marquette Range)				
Empire Iron Mining Partnership	1.8	1.7	1.1	4.1
Tilden Mining Company L.C.	3.1	2.2	6.7	5.9
Minnesota (Mesabi Range)				
Hibbing Taconite Company Joint Venture	1.2	.2	1.5	1.8
Northshore Mining Company	4.3	2.8	4.2	4.8
United Taconite	—	—	—	0.1
Canada (Newfoundland & Quebec)				
Wabush Mine Joint Venture	1.4	.9	1.2	1.4
Total	11.8	7.8	14.7	18.0

(1)   Tons are long tons of 2,240 pounds.

Mine Capacity and Iron Ore Reserves. The following is a table which reflects expected current annual capacity and economic ore reserves for our iron ore mines as of December 31, 2003. The estimated reserves and full production rates could be affected by, among other things, future industry conditions, geological conditions, and ongoing mine planning. Maintenance of effective production capacity or the ore reserves could require increases in capital and development expenditures. Alternatively, changes in economic conditions or in the expected quality of ore reserves could decrease capacity or mineral reserves. Technological progress could alleviate such factors or increase capacity or ore reserves.

| | **Tons in Millions (1)** | | |
Location and Name	**Current Annual Capacity**	**2004 Ore Reserve Estimate(2)(3)**	**Operating Since**
Michigan (Marquette Range)			
Empire Iron Mining Partnership(4)	6.0	29	1963
Tilden Mining Company L.C.	7.8	281	1974
Minnesota (Mesabi Range)			
Hibbing Taconite Company Joint Venture	8.0	174	1976
Northshore Mining Company	4.8	320	1989
United Taconite (5)	4.3	112	1965
Canada (Newfoundland and Quebec)			
Wabush Mine Joint Venture(6)	6.0	61	1965
Total	36.9	977	

(1)   Tons are long tons of 2,240 pounds.

(2)   Estimated standard equivalent pellets, including both proven and probable reserves.

(3)   We regularly evaluate our ore reserve estimates and updates them as required in accordance with SEC Industry Guide 7.

(4)   The 2004 ore reserve estimate of 29 million tons for the Empire mine represents a significant reduction from the 2003 estimate. The reduction is due to the inability to develop effective mine plans that produce cost-effective combinations of production volume, ore quality and stripping requirements with the 2003 reserve base. Studies are ongoing to identify the optimum production rate, and consequently mine life, for

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Empire. The evaluation of satellite mineral resources has also been initiated for potential addition to Empire's reserve base.

(5)   United Taconite purchased the mine assets out of bankruptcy on December 1, 2003 and resumed operations in late December. The previous mine owners had operated the facility since 1965. United Taconite's reserves are based on an estimate generated by the former owners dated June 2000, adjusted for production since that time. We will generate a new ore estimate for United Taconite that adheres to our ore reserve estimation policy in 2004.

(6)   The 2004 ore estimate of 61 million tons for the Wabush mine is a new estimate that represents a significant reduction from the 2003 estimate. The reduced estimate is largely a reflection of increased operating costs, the impact of currency exchange rates and a reduction in maximum mining depth due to dewatering capabilities based on a recently completed hydroanalysis evaluation.

We own directly approximately one-half of the remaining ore reserves at the Empire mine, and lease the balance of the reserves from their owners. We own all of the ore reserves at the Tilden mine. The ore reserves at the Hibbing mine, Northshore mine, United Taconite mine and the Wabush mine are owned by others and leased or subleased directly to those mines. See "Risk Factors — Risks Relating to Our Company — We rely on the estimates of our recoverable reserves, and if those estimates are inaccurate, our financial condition may be adversely affected" and "Risk Factors — Risks Relating to Our Company — Equipment failures and other unexpected events at our facilities may lead to production curtailments or shut downs."

Discontinued Operation. In the fourth quarter of 2002, we decided to abandon our 82% investment in Cliffs and Associates Limited, a hot-briquetted iron facility located in Trinidad and Tobago.

Competition

We compete with several iron ore producers in North America, including Iron Ore Company of Canada, Quebec Cartier Mining Company and U.S. Steel, as well as other steel companies that own interests in iron ore mines and/or have excess iron ore inventories. In addition, significant amounts of iron ore have, since the early 1980s, been shipped to the United States from Brazil and Venezuela in competition with iron ore produced by us.

Other competitive forces have become large factors in the iron ore business. Electric furnaces built by "mini-mills," which are steel recyclers, generally produce steel by using scrap steel, not iron ore pellets, in their electric furnaces. Imported semi-finished steel slabs have also been used to replace the use of iron ore pellets in producing finished steel products. Imported steel produced from iron ore supplied by international competitors that displaces North American steel production also competes with iron ore pellets. Imported steel, and particularly imported partially-finished steel slabs, has had a significant impact on steelmaking in the United States, which has adversely affected the demand for iron ore pellets.

Competition among the sellers of iron ore pellets is predicated upon the usual competitive factors of price, availability of supply, product performance, service and transportation cost to the consumer. See "Risk Factors — Risks Relating to the Steel Industry — If North American steelmakers use methods other than blast furnace production to produce steel, or if their blast furnaces fail or otherwise reduce production, the demand for our iron ore products may decrease, which would adversely affect our sales" and "Risk Factors — Risks Relating to Our Company — We operate in a very competitive industry."

Environment

In the construction of our facilities and in their operation, substantial costs have been incurred and will be incurred to avoid undue effect on the environment. Our North American capital expenditures relating to environmental matters were $0.8 million in 2001 and $4.0 million in 2002.

Generally, various legislative bodies and federal and state agencies are continually promulgating numerous new laws and regulations affecting us, our customers, and our suppliers in many areas, including waste discharge and disposal, hazardous classification of materials and products, air and water discharges, and many other environmental, health and safety matters. Although we believe that our environmental policies and practices are sound and do not expect that the application of any current laws or regulations would be reasonably expected to result in a material adverse effect on our business or financial condition, we cannot predict the collective adverse impact of the expanding body of laws and regulations.

The iron ore industry has been identified by the Environmental Protection Agency ("EPA") as an industrial category that emits pollutants established by the 1990 Clean Air Act Amendments. These pollutants included over 200 substances that are now classified as hazardous air pollutants ("HAP"). The EPA is required to develop rules that would require major sources of HAP to utilize Maximum Achievable Control Technology ("MACT") standards for their emissions. Pursuant to this statutory requirement, the EPA published a final rule on October 30, 2003 imposing emission limitations and other requirements on taconite iron ore processing operations. We must comply with the new requirements no later than October 30, 2006. Our projected costs, including capital expenditures, to meet the proposed MACT standards, as currently proposed, are approximately $15 million.

Our environmental liability includes our obligations related to six sites which are independent of our iron mining operations, seven former iron ore-related sites, eight leased land sites where we are lessor and miscellaneous remediation obligations at our operating units. Included in the obligation are federal and state sites where we are named as a potentially responsible party, such as the Milwaukee Solvay site described below, the Rio Tinto mine site in Nevada, where significant site cleanup activities have taken place, and the Kipling, Deer Lake and Pellestar sites in Michigan.

Milwaukee Solvay. In September 2002, we received a draft of a proposed Administrative Order of Consent from the EPA for cleanup and reimbursement of costs associated with the Milwaukee Solvay coke plant site in Milwaukee, Wisconsin. The plant was operated from 1973 to 1983 by a company that we acquired in 1986. In January 2003, we completed the sale of that coke plant site and property to a third party. Following this sale, in February 2003, an Administrative Order of Consent (a "Consent Order") was entered into with the EPA by us, the new owner and another third party who had operated on the site. We are jointly and severally liable with the other respondent signatories for the obligations under the Consent Order, including cleanup and cost reimbursement. In connection with that Consent Order, the new owner agreed to take responsibility for the removal action and agreed to indemnify us for all costs and expenses in connection with the removal action. In the third quarter 2003, the new owner, after completing a portion of the removal, experienced financial difficulties. In an effort to continue progress on the removal action, we expended approximately $0.2 million in the third quarter. We will likely be required to expend additional amounts, estimated at approximately $3.0 million, for the completion of the removal action, which expenditures were previously provided for in our environmental reserve. See "— Legal Proceedings."

Pellestar. In February 2003, we received a Notice of Potential Liability from the EPA with respect to the Pellestar site, located in Negaunee Township, Marquette County, Michigan (the "Site"). The EPA advised us that we are considered to be a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"). We, through a subsidiary, owned the Site from 1955 to 1986, at which time the Site was sold. During the period that we owned the Site, we operated a pilot plant facility for research and development activities on different pelletizing processes. We are one of a number of PRPs relating to the Site. In the third quarter 2003, we, along with the other PRPs, entered into a Consent Order, and the PRPs collectively retained a consultant to implement an EPA-approved Removal Action Plan ("RAP") at the Site. The estimated cost for the RAP is approximately $1.0 million plus the EPA's future oversight costs, which costs will be apportioned among the PRPs on a pro rata basis. The PRPs are jointly and severally liable for the obligations imposed by the Consent Order. See "Risk Factors — Risks Relating to Our Company — We are subject to extensive governmental regulation, which imposes, and will continue to impose, significant costs and liabilities on us, and future regulation could increase those costs and liabilities or limit our ability to produce iron ore products."

Mine Closure. Our mine closure obligation of $77.1 million as of September 30, 2003 includes the accrued obligation at September 30, 2003 for a closed operation formerly known as LTV Steel Mining, and for our active operating mines. The closed operation obligation results from an October 2001 transaction where our subsidiaries received a net payment of $50.0 million and certain other assets and assumed environmental

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and certain facility closure obligations of $50.0 million, which obligations have decreased to $37.1 million at December 31, 2003 as a result of expenditures totaling $12.9 million since 2001.

The accrued closure obligation for our active mining operations, which is expected to be approximately $44.0 million at December 31, 2003 ($36.1 million at December 31, 2002), reflects the adoption of SFAS No. 143 in 2002, to provide for contractual and legal obligations associated with the eventual closure of the mining operations and the effects of mine ownership increases during 2002. We determined the obligations, based on detailed estimates, adjusted for factors that an outside third party would consider (i.e., inflation, overhead and profit), escalated to the estimated closure dates, and then discounted those obligations using a credit adjusted risk-free interest rate of 10.25%. We determined the projected closure date for each location based on the projected exhaustion date of the remaining economic iron ore reserves. The accretion of the liability is being recognized over the estimated mine life for each location. The mine closure expense recorded for the first nine months of 2003 was $2.9 million. There were no cash expenditures in 2003. Our accrued mine closure obligation includes an increase of approximately $2.5 million related to the assumption of liabilities in connection with the acquisition by United Taconite of the Eveleth mine in the fourth quarter of 2003. See "Risk Factors — Risks Relating to Our Company — Mine closures entail substantial costs, and if we close one or more of our mines sooner than anticipated, our results of operation and financial condition may be significantly and adversely affected."

Energy

Electricity. The Empire and Tilden mines each have electric power supply contracts with Wisconsin Electric Power Company that are effective through 2007 and include an energy price cap and certain power curtailment features.

Electric power for the Hibbing mine and the United Taconite mine is supplied by Minnesota Power, Inc., under agreements that continue to December 2008 and October 2008, respectively.

Silver Bay Power Company, an indirect wholly-owned subsidiary of ours, with a 115 megawatt power plant, provides the majority of Northshore's energy requirements, has an interconnection agreement with Minnesota Power, Inc. for backup power, and sells 40 megawatts of excess power capacity to Northern States Power Company under a contract that extends to 2011.

The Wabush mine owns a portion of the Twin Falls Hydro Generation facility that provides power for Wabush's mining operations in Newfoundland. We have a twenty-year agreement with Newfoundland Power, which continues until December 31, 2014. This agreement allows an interchange of water rights in return for the power needs for Wabush's mining operations. The Wabush pelletizing operations in Quebec are served by Quebec Hydro on an annual contract.

Process Fuel. We have contracts providing for the transport of natural gas for our United States iron ore operations. The Empire and Tilden mines have the capability of burning natural gas, coal, or, to a lesser extent, oil. The Hibbing and Northshore mines have the capability to burn natural gas and oil. The United Taconite mine has the ability to burn coal, natural gas and coke breeze. Although all of the U.S. mines have the capability of burning natural gas, with high natural gas prices in 2002 and 2003, the pelletizing operations for the U.S. mines utilize alternate fuels when practicable. The Wabush mine has the capability to burn oil and coke breeze.

Any substantial unmitigated interruption of either electric power or process fuel supply could be materially adverse to us. See "Risk Factors — Risks Relating to Our Company — Many of our mines are dependent on a single source energy supplier, and interruption in energy services may have a significant adverse effect on our sales, margins and profitability" and "Risk Factors — Risks Relating to Our Company — Our operating expenses could increase significantly if the price of electrical power, fuel or other energy sources increases."

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Research and Development

We have been a leader in iron ore mining technology for more than 150 years. We operated some of the first mines on Michigan's Marquette Iron Range and pioneered early open pit and underground mining methods. From the first application of electrical power in Michigan's underground mines to the use today of sophisticated computers and global positioning satellite systems, we and our managed mines have been leaders in the application of new technology to the centuries-old business of mineral extraction.

We maintain research facilities in Ishpeming, Michigan at our Cliffs Technology Center. It was at these facilities that the current concentrating and pelletizing process was developed in the 1950s. This successful development allowed for what was once considered millions of tons of useless rock to be turned into an iron ore reserve that provides the basis for our operations today. Today our engineering and technical staffs are engaged in full-time research and development of new iron-bearing products and improvement of existing products.

In April 2002, we agreed to participate in Phase II of the Mesabi Nugget Project to construct a pilot plant at our Northshore mine to test and develop Kobe Steel's technology for converting iron ore into nearly pure iron in nugget form. This high iron content material could be used to replace steel scrap as a raw material for electric steel furnaces. Other participants in the project include Kobe Steel, Steel Dynamics, Inc., Ferrometrics, Inc. and the State of Minnesota. We have, together with our partners in the Mesabi Nugget Project, recently entered into a second operating phase of the pilot located at its Northshore mine in Silver Bay, Minnesota. This phase, which will last for approximately six months, will explore the commercial viability of this technology. While much work needs to be done to prove the economics of the project, technical results to date have been promising.

Employees

As of December 31, 2003, there were a total of 3,840 employees:

Mining Operations	Salaried	Hourly	Total
Empire/ Tilden(1)	168	1,171	1,339
Hibbing	126	556	682
Northshore	146	361	507
Wabush	156	561	717
United Taconite	59	320	379
LS&I Railroad	14	128	142
Corporate/ Support Services	74	0	74
Total	743	3,097	3,840(2)

(1)   We combined the workforces of the Empire and Tilden mines for administrative purposes in 2003.

(2)   Includes our employees and the employees of the joint ventures.

Hourly employees at our mining operations (other than Northshore) are represented by the United Steel Workers of America ("USWA") under collective bargaining agreements. In August 1999, five-year labor agreements were ratified between the Hibbing, Tilden and Empire mines and the USWA covering the period to August 1, 2004. In November 2003, we entered into a collective bargaining agreement regarding the United Taconite mine to cover the period to August 1, 2004. Also, in 1999, we entered into an agreement with the USWA covering the employees of the Wabush mine, which agreement expires on March 1, 2004. Hourly employees of one of our wholly-owned railroads are represented by six unions with labor agreements expiring at various dates. See "Risk Factors — Risks Relating to Our Company — Our profitability could be negatively affected if we fail to maintain satisfactory labor relations."

Pensions and Other Post-Retirement Benefits. We and our mining ventures sponsor defined benefit pension plans covering substantially all employees. These plans are largely noncontributory, and benefits are generally based on employees' years of service and average earnings for a defined period prior to retirement.

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Additionally, we and our ventures provide post-retirement health and life insurance ("OPEB") benefits to most full-time employees who meet certain length of service and age requirements. Due to the significantly rising costs associated with these plans, effective July 1, 2003, we implemented changes to U.S. salaried employee plans to reduce costs by more than an estimated $8.0 million on an annualized basis. Benefits under the current defined benefit formula were frozen for affected U.S. salaried employees and a new cash balance formula was instituted. Increases in the amount paid by salaried retirees for retiree healthcare became effective for retirements after June 30, 2003. A cap on our share of annual medical premiums was also implemented for existing and future U.S. salaried retirees. As a result of the third quarter 2003 restructuring, curtailment credits of $.3 million and $1.5 million were recognized for pensions and OPEB, respectively. The foregoing does not reflect any modifications to bargaining unit plans, which contracts expire in 2004. See "Risk Factors — Risks Relating to Our Company — Our expenditures for postretirement benefit and pension obligations could be materially higher than we have predicted if our underlying assumptions prove to be incorrect, if there are mine closures or our joint venture partners fail to perform their obligations that relate to employee pension plans."

Restructuring. In the third quarter 2003, we initiated a salaried employee reduction program that affected our corporate and central services staff and various mining operations. The action resulted in a staff reduction of 135 employees in 2003, equating to an overall 20% reduction in salaried workforce at our U.S. operations in 2003. Accordingly, we recorded a restructuring charge of $6.2 million in the third quarter 2003 and expect to record an additional $2.5 million in the fourth quarter. The restructuring charge is principally related to severance, pension and healthcare benefits, with less than $2.0 million requiring cash funding in 2003. Included in the restructuring charge was a OPEB plan curtailment credits of $1.5 million. No pension changes were included in the restructuring charge.

Legal Proceedings

We and certain of our subsidiaries are involved in various claims and ordinary routine litigation incidental to our businesses, including claims relating to the exposure of asbestos and silica to seamen who sailed on the Great Lakes vessels formerly owned and operated by our subsidiaries. The full impact of these claims and proceedings in the aggregate continues to be unknown. We continue to monitor our claims and litigation expense but believe, based on currently known information, that resolution of currently pending claims and proceedings are unlikely in the aggregate to have a material adverse effect on our financial position.

Maritime Asbestos Litigation. The Cleveland-Cliffs Iron Company and/or Cleveland-Cliffs Steamship Company, or both, which are our subsidiaries, have been named defendants in 479 actions brought during the years 1986 to date by former seamen (or their administrators) in which the plaintiffs claim damages under federal law for illnesses allegedly suffered as the result of exposure to airborne asbestos fibers while serving as crew members aboard the vessels previously owned or managed by our entities until the mid-1980s. In a significant majority of the cases, our entities are co-defendants with a number of other shipowners whose employees worked on our entities' vessels and the vessels of such other shipowners, as well as shipyards and manufacturers of asbestos containing products. The general understanding among shipowners is that any liability in these cases will be divided according to the proportion of time served by such seamen on the respective owners' vessels. There, however, can be no guarantees that all of these co-defendants are or will continue to be solvent. All these actions have been consolidated into multidistrict proceedings in the Eastern District of Pennsylvania, whose docket now includes a total of over 30,000 maritime cases filed by seamen against shipowners and other defendants. All of these cases have been administratively dismissed without prejudice, but can be reinstated upon application by plaintiff's counsel. The claims against our entities are insured, subject to self-insured retentions by the insureds in amounts that vary by policy year; however, the manner in which these retentions will be applied remains uncertain. Our entities continue to vigorously contest these claims and have made no settlements on these claims.

Milwaukee Solvay Coke. The EPA had conducted an investigation of structures, soil and groundwater at the former Milwaukee Solvay Coke plant site in Milwaukee, Wisconsin. This plant was last operated by a predecessor of ours during the years 1973 to 1983, which we acquired in 1986. Based upon the results of this investigation, in the second quarter of 2002, the EPA determined that a removal action should be conducted on the property with respect to the contents of certain above ground storage tanks and various sections of

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alleged asbestos containing materials on pipes and other parts of structures located on the property. In September 2002, we received from the EPA a proposed Consent Order limited to the removal of these areas of contaminants and reimbursement of its costs. In January 2003, we completed the sale of the plant site and property to a third party ("new owner")that agreed to assume obligations for both removal pursuant to a Consent Order with the EPA, which Consent Order was executed by the new owner, another third party and us, and remediation. The new owner, the third party and we are jointly and severally liable for the obligations imposed by the Consent Order. The new owner also agreed to indemnify us for all costs and expenses in connection with the removal action. In the third quarter 2003, the new owner, after completing a portion of the removal, experienced financial difficulties. In an effort to continue progress on the removal action, we expended approximately $0.2 million in the third quarter. We likely will be required to expend additional amounts, currently estimated at approximately $3 million, for the completion by the new owner of the removal action, which expenditures were previously provided for in our environmental reserve. See discussion under "— Environment."

See "Risk Factors — Risks Relating to Our Company — We are subject to extensive governmental regulation, which imposes, and will continue to impose, significant costs and liabilities on us, and future regulation could increase those costs and liabilities or limit our ability to produce iron ore products."

RISK FACTORS

Risks Relating to the Steel Industry

Excess global capacity and the availability of competitive substitute materials have resulted in intense competition in the steel industry, which may further reduce steel prices and decrease steel production and our customers' demand for iron ore products.

More than 95% of our revenue is derived from the North American integrated steel industry, which is highly competitive. From time to time, global overcapacity in steel manufacturing has a negative impact on North American steel sales and reduces the production of steel and consequently the demand for iron ore. Further, production of steel by North American integrated steel manufacturers may be replaced to a certain extent by production of substitute materials by other manufacturers. In the case of certain product applications, North American steel manufacturers compete with manufacturers of other materials, including plastic, aluminum, graphite composites, ceramics, glass, wood and concrete. Most of our term supply agreements for the sale of iron ore products are requirements-based or provide for flexibility of volume above a minimum level. Reduced demand for and consumption of iron ore products by North American integrated steel producers have had and may continue to have a significant negative impact on our sales, margins and profitability.

Increased imports of steel into the United States could adversely impact North American steel sales, which could adversely affect demand for our products and our sales, margins and profitability.

From time to time, global overcapacity in steel manufacturing and a weakening of certain foreign economies, particularly in Eastern Europe, Asia and Latin America, may negatively impact steel prices in those foreign economies and result in high levels of steel imports from those countries into the United States at depressed prices. Based on the American Iron and Steel Institute's Apparent Steel Supply (excluding semi-finished steel products), imports of steel into the United States constituted 20.4%, 20.2% and 22.3% of the domestic steel market supply for 2002, 2001 and 2000, respectively. Significant imports of steel into the United States have substantially reduced sales, margins and profitability of North American steel producers, and therefore have reduced demand for iron ore. The purchase by North American steel producers of semi-finished steel products from foreign suppliers also will decrease demand for our iron ore products.

The U.S. government established various protective actions during 2001 and 2002, including the enactment of various steel import quotas and tariffs, which contributed to a decrease of some steel imports during 2002. However, these protective measures were only temporary and many foreign steel manufacturers were granted exemptions from applications of these measures. Furthermore, some products (including iron ore and some semi-finished steel products) and some countries were not covered by these protective measures. On November 10, 2003, the highest trade court of the World Trade Organization issued a final decision declaring that the tariffs imposed by the United States on hot-rolled and cold-rolled finished steel imports violated global trade rules. Shortly after this decision was announced, a number of countries threatened to impose retaliatory tariffs on various products produced in the United States if the United States did not terminate its steel tariffs. On December 4, 2003, President Bush announced that the steel import quotas and tariffs would be lifted, effective at midnight on that day. At this time it is uncertain how the lifting of these measures will affect the North American steel industry, but the removal of these measures may lead to an increase of steel imports and result in a reduction of North American steel sales. The decreased North American steel sales could decrease demand for iron ore products and have a substantial negative impact on our sales, margins and profitability.

The North American steel industry is undergoing a restructuring process that has resulted in industry consolidation and is likely to result in a reduction of integrated steel making capacity over time, and thereby reduce iron ore consumption.

The North American steel industry has undergone consolidation, and that consolidation is likely to continue. Consolidation of the North American steel industry will result in fewer customers for iron ore. The restructuring process may reduce integrated steel making capacity, which would reduce demand for our iron ore products and may adversely affect our sales. Further, if the steel producers that have captive iron ore mines obtain a larger share of the North American steel production, they may obtain their iron ore from their own mines, if they have excess capacity, rather than from us. These factors could adversely affect our sales, margins and profitability.

Our sales and earnings are subject to significant fluctuations as a result of the cyclical nature of the North American steel industry.

In 2002 and the first nine months of 2003, 14.5 million and 13.2 million tons, respectively, of the iron ore pellets we produced were sold to North American steel manufacturers, while only 0.2 million and 0.4 million tons, respectively, of our pellets were sold outside of North America. The North American steel industry has been highly cyclical in nature, influenced by a combination of factors, including periods of economic growth or recession, strength or weakness of the U.S. dollar, worldwide production capacity, the strength of the U.S. automotive industry, levels of steel imports and applicable tariffs. The demand for steel products is generally affected by macroeconomic fluctuations in North America and the global economies in which steel companies sell their products. For example, future economic downturns, stagnant economies or currency fluctuations in the United States or globally could decrease the demand for steel products or increase the amount of imports of steel or iron ore into the United States.

In addition, a disruption or downturn in the oil and gas, gas transmission, construction, commercial equipment, rail transportation, appliance, agricultural, automotive or durable goods industries, all of which are significant markets for steel products and are highly cyclical, could negatively impact sales of steel by North American producers. These trends could decrease the demand for iron ore products and significantly adversely affect our sales, margins and profitability.

If North American steelmakers use methods other than blast furnace production to produce steel, or if their blast furnaces shut down or otherwise reduce production, the demand for our iron ore products may decrease, which would adversely affect our sales, margins and profitability.

Demand for our iron ore products is determined by the operating rates for the blast furnaces of North American steel companies. However, not all finished steel is produced by blast furnaces; finished steel also may be produced by other methods that do not require iron ore products. For example, steel "mini-mills," which are steel recyclers, generally produce steel by using scrap steel, not iron ore pellets, in their electric furnaces. Production of steel by steel "mini-mills" was approximately 50% of North American total finished steel production in 2003. Steel producers also can produce steel using imported iron ore or semi-finished steel products, which eliminates the need for domestic iron ore. Environmental restrictions on the use of blast furnaces also may reduce our customers' use of their blast furnaces. Maintenance of blast furnaces can require substantial capital expenditures. Our customers may choose not to maintain their blast furnaces, and some of our customers may not have the resources necessary to adequately maintain their blast furnaces. If our customers use methods to produce steel that do not use iron ore products, demand for our iron ore products will decrease, which could adversely affect our sales, margins and profitability.

Natural disasters, equipment failures and other unexpected events may lead our steel industry customers to curtail production or shut down their operations.

Operating levels at our steel industry customers are subject to conditions beyond their control, including raw material shortages, weather conditions, natural disasters, interruptions in electrical power or other energy services, equipment failures, and other unexpected events. Any of those events could also affect other suppliers to the North American steel industry. In either case, those events could cause our steel industry customers to curtail production or shut down a portion or all of their operations, which could reduce their demand for our iron ore products. For example, in late 2003, a fire occurred in a mine of a major coal supplier to U.S. Steel, which supplies a majority of the coke, a processed form of coal, used by our steel industry customers to operate their blast furnaces. The fire caused U.S. Steel to curtail its production of coke, and to reduce its coke shipments to at least two of our steel industry customers. As a result, one of our steel industry customers had to curtail its steel production, and its demand for our iron ore products decreased. Accordingly, as discussed below, that customer invoked the force majeure provision of its term supply agreement with us, and reduced its requirements for our iron ore products in the first quarter of 2004 by 180,000 long tons. Another of our steel industry customers announced that it is exploring alternatives, including temporary curtailments of some of its steel-making operations, in order to deal with the coke shortage. Production of steel by our other steel industry customers may also be adversely affected by the failure of U.S. Steel to ship adequate supplies of coke to them. Decreased demand for our iron ore products could adversely affect our sales, margins and profitability.

If the rate of steel consumption in China slows, the demand for iron ore could decrease.

Although we do not have significant international sales, the price of iron ore is strongly influenced by international demand. The current growing level of international demand for iron ore and steel is largely due to the rapid industrial growth in China. A large quantity of steel is currently being used in China to build roads, bridges, railroads and factories. If the economic growth rate in China slows, less steel will be used in construction and manufacturing, which would decrease demand for iron ore. This could adversely impact the world iron ore market, which would impact the North American iron ore market, and could also adversely impact our United Taconite joint venture with Laiwu.

Risks Relating to Our Company

We operate in a very competitive industry.

Iron ore resources are in abundant supply world-wide, and the iron mining business is highly competitive, with producers in all iron-producing regions. Some of our competitors may have greater financial resources than we have and may be better able to withstand changes in conditions within the North American steel industry than we are. In the future, we may face increasing competition. As a result, we may face pressures on sales prices and volumes of our products from competitors and large customers.

Our sales and competitive position depend on our ability to transport our products to our customers at competitive rates and in a timely manner.

Our competitive position is largely dependent on the ability to transport iron ore to our markets at competitive rates. Disruption of the lake freighter and rail transportation services because of weather-related problems, including ice and winter weather conditions on the Great Lakes, strikes, lock-outs or other events, could impair our ability to supply iron ore pellets to our customers at competitive rates or in a timely manner and thus could adversely affect our sales and profitability. Further, increases in transportation costs, or changes in such costs relative to transportation costs incurred by our competitors, could make our products less competitive, restrict our access to certain markets and have an adverse effect on our sales, margins and profitability.

If a substantial portion of our term supply agreements terminate and are not renewed, and we are unable to find alternate buyers willing to purchase our products on terms comparable to those in our existing term supply agreements, our sales, margins and profitability will suffer.

A substantial majority of our sales are made under term supply agreements, which are important to the stability and profitability of our operations. For fiscal year 2002 and the first nine months of 2003, more than 95% of our sales volume was sold under term supply agreements. If a substantial portion of our term supply agreements were modified or terminated, we could be materially adversely affected to the extent that we are unable to renew the agreements or find alternate buyers for our iron ore at the same level of profitability. We

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cannot assure you that we will be able to renew or replace existing term supply contracts at the same prices or with similar profit margins when they expire. A loss of sales to our existing customers could have a substantial negative impact on our sales, margins and profitability.

We depend on a limited number of customers, and the loss of, or significant reduction in, purchases by our largest customers could adversely affect our sales.

The following five customers together accounted for a total of 72% and 79% of our total revenues in the year ended 2002 and in the first nine months of 2003, respectively:

| | Percent of Revenues | |
Customer	Year Ended December 31, 2002	Nine Months Ended September 30, 2003
ISG	21%	30%
Weirton	21%	18%
Algoma	19%	17%
Rouge	9%	14%
Stelco	2%	—
Total:	72%	79%

If one or more of these customers were to significantly reduce their purchases of iron ore products from us, or if we were unable to sell iron ore products to them on terms as favorable to us as the terms under our current term supply agreements, our sales, margins and profitability could suffer materially due to the high level of fixed costs in the near term and the high costs to idle or close mines. Weirton and WCI have petitioned for protection under chapter 11 of the U.S. Bankruptcy Code. We are a merchant mine producer of iron ore products, not a "captive" producer owned by a steel manufacturer, and therefore we rely on sales to our joint venture partners and other third party customers for our revenues.

Changes in demand for our products by our customers could cause our sales, margins and profitability to fluctuate.

Our term supply agreements generally are requirements contracts, the majority of which have no minimum requirement provisions, and some of which provide for flexibility of volume above minimum levels. A decrease in one or more of our customers' requirements could cause our sales to decline, as we may not be able to find other customers to purchase our iron ore pellets. In addition, if our customers' requirements decline, since many of our production costs are fixed, our production costs per ton may rise, which may affect our margins and profitability. Unmitigated loss of revenues would have a greater impact on margins and profitability than sales, due to the high level of fixed costs in the iron ore mining business in the near term and the high cost to idle or close mines.

The provisions of our term supply agreements could cause our sales, margins and profitability to fluctuate.

Our term supply agreements typically contain force majeure provisions allowing temporary suspension of performance by the customer during specified events beyond the customer's control, including raw material shortages, power failures, equipment failures, adverse weather conditions and other events. For example, as noted above, one of our large customers notified us in January 2004 that it was reducing its requirements for iron ore pellets in the first quarter of 2004 by 180,000 long tons pursuant to the force majeure provisions of its term supply agreement with us. That customer invoked the force majeure provision due to a failure of U.S. Steel to ship the quantity of coke that the customer had ordered due to shortages caused by a fire at a mine that supplied coal to U.S. Steel. If the coke shortages continue, other customers may seek to reduce their iron ore supply requirements.

Price escalators in our term supply agreements also expose us to short-term price volatility, which can adversely affect our margins and profitability. Our term supply agreements also contain provisions requiring us to deliver iron ore pellets meeting quality thresholds for certain characteristics, such as chemical makeup. Failure to meet these specifications could result in economic penalties. All of these contractual provisions could adversely affect our sales, margins and profitability.

Mine closures entail substantial costs, and if we close one or more of our mines sooner than anticipated, our results of operation and financial condition may be significantly and adversely affected.

If we close any of our mines, our revenues would be reduced unless we were able to increase production at any of our other mines, which may not be possible. The closure of an open pit mine involves significant fixed closure costs, including accelerated employment legacy costs, severance-related obligations, reclamation and other environmental costs, and the costs of terminating long-term obligations, including energy contracts and equipment leases. We base our assumptions regarding the life of our mines on detailed studies we perform from time to time, but those studies and assumptions do not always prove to be accurate. We accrue for the costs of reclaiming open pits, stock piles, tailings ponds, roads and other mining support areas over the estimated mining life of our property. If we were to reduce the estimated life of any of our mines, the fixed mine closure costs would be applied to a shorter period of production, which would increase production costs per ton produced and could significantly and adversely affect our results of operations and financial condition. Further, if we were to close one or more of our mines prematurely, we would incur significant and these costs would also be accelerated, accelerated employment legacy costs, severance-related obligations, reclamation and other environmental costs, as well as asset impairment charges, which could materially and adversely affect our financial condition.

A mine closure would significantly increase employment legacy costs, including our expense and funding costs for pension and other post-retirement benefit obligations. First, retirement-eligible employees would be eligible for enhanced pension benefits under certain pension plans upon a mine closure. Second, the number of employees who are eligible for retirement under the pension plans would increase under special eligibility rules that apply upon a mine closure. Third, all employees eligible for retirement under the pension plans at the time of the mine closure also would be eligible for post-retirement health and life insurance benefits, thereby accelerating our obligation to provide these benefits. Fourth, a closure of the Empire mine would likely terminate the status of the pension plan covering hourly employees at the Empire and Tilden mines as a multiemployer pension plan, causing more stringent minimum funding requirements to apply to that plan. Fifth, a closure of the Empire or Tilden mine likely would trigger withdrawal liability to the pension plan covering hourly employees at the Empire and Tilden mines. Finally, a mine closure could trigger significant severance-related obligations, which could adversely affect our financial condition and results of operations.

Applicable statutes and regulations require that mining property be reclaimed following a mine closure in accordance with specified standards and an approved reclamation plan. The plan addresses matters such as removal of facilities and equipment, regrading, prevention of erosion and other forms of water pollution, revegetation and post-mining land use. We may be required to post a surety bond or other form of financial assurance equal to the cost of reclamation as set forth in the approved reclamation plan. The establishment of the final mine closure reclamation liability is based upon permit requirements and requires various estimates and assumptions, principally associated with reclamation costs and production levels. Although our management believes, based on currently available information, we are making adequate provisions for all expected reclamation and other costs associated with mine closures for which we will be responsible, our business, results of operations and financial condition would be adversely affected if such accruals were later determined to be insufficient.

We have significantly reduced our ore reserve estimates for the Empire mine and may close the Empire mine sooner than we had anticipated, which could materially and adversely affect our results of operations and financial condition.

We significantly decreased our ore reserve estimates for the Empire mine from 116 million tons in 2002 to 63 million tons in 2003 and further to 29 million tons in 2004. The 2004 reductions were due to our inability to develop effective mine plans to produce cost-effective combinations of production volume, ore quality and stripping requirements. We may reduce the annual production at the Empire mine as a result of these

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decreased ore reserve estimates. If the ore reserves at Empire are insufficient to sustain our operations there, we may be required to close the mine. We have taken significant asset impairment charges relating to the Empire mine.

If we were to close the Empire mine, we would incur significant mine closure costs, employment legacy costs, severance-related obligations, reclamation and other environmental costs and the costs of terminating long-term obligations, including energy contracts and equipment leases. A closure of the Empire mine sooner than we anticipate could materially and adversely affect our results of operations and financial condition.

We rely on the estimates of our recoverable reserves, and if those estimates are inaccurate, our financial condition may be adversely affected.

We regularly evaluate our economic iron ore reserves based on expectations of revenues and costs and update them as required in accordance with Industry Guide 7 promulgated by the Securities and Exchange Commission. There are numerous uncertainties inherent in estimating quantities of reserves of our mines, many of which have been in operation for several decades, including many factors beyond our control. Estimates of reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future prices for iron ore, assumptions regarding future industry conditions and operating costs, severance and excise taxes, development costs and costs of extraction and reclamation costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. Estimated reserves could be affected by future industry conditions, geological conditions and ongoing mine planning. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and if such variances are material, our sales and profitability could be adversely affected. For example, based on revised economic mine planning studies that we completed in the fourth quarter of 2002, we reduced the estimates of the ore reserves at the Empire mine from 116 million tons to 63 million tons due to increasing mining and processing costs. Based on the 2004 planning study, we further significantly reduced the ore reserve estimates to 29 million tons. The reduction is due to the inability to develop effective mine plans to produce cost-effective combinations of production volume, ore quality and stripping requirements with the 2003 reserve base. Studies are ongoing to identify the optimum production rate, and consequently mine life, for Empire. The evaluation of satellite mineral resources has also been initiated for potential additions to Empire's reserve base.

We also completed revised economic mine planning studies in the fourth quarter of 2003 for our Wabush mine, and we reduced our estimate of ore reserves at the Wabush mine from 244 million tons to 94 million tons due to increasing mining and processing costs. Based on our 2004 planning study, we further significantly reduced the Wabush mine ore reserve estimate to 61 million tons. The revised Wabush estimate is largely a reflection of increased operating costs, the impact of currency exchange rates and a reduction in maximum mining depth due to dewatering capabilities based on a recently completed hydrologic evaluation.

The price adjustment provisions of our term supply agreements may prevent us from increasing our prices to match international ore contract prices or to pass increased costs of product on to our customers.

Our term supply agreements contain a number of price adjustment provisions, or price escalators, including adjustments based on general industrial inflation rates, the price of steel and the international price of iron ore pellets, among other factors, that allow us to adjust the prices under those agreements generally on an annual basis. Our price adjustment provisions are weighted and subject to collars, which limit our ability to raise prices to match international levels and fully capitalize on strong demand for iron ore. For example in 2003, these provisions produced an average increase of 4.5% in our contract prices, while international ore prices rose 10%. This discrepancy may continue to be significant in the future. Most of our term supply agreements do not allow us to increase our prices and to directly pass through higher production costs to our

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customers. An inability to increase prices or pass along increased costs could adversely affect our margins and profitability.

Our sales, margins and profitability may be significantly affected by the bankruptcy or reorganization of our customers.

The volatility, fluctuating prices, level of imports and low demand affecting the North American steel industry have severely impacted the ability of many North American steelmakers to generate profits. Many North American steelmakers, particularly large integrated steel producers, have been hampered with significant "legacy" costs, particularly underfunded pension obligations and significant retiree health obligations. Since 1997, approximately 48 North American steelmakers have filed for bankruptcy protection or reorganization, including Acme Steel, Algoma, Bethlehem Steel, Geneva Steel Holdings Corp., Gulf State Steel, LTV Steel, National Steel Corporation, Slater Steel and Wheeling-Pittsburgh Steel Corporation. In the second and third calendar quarters of 2003, three of our significant North American steel industry customers, WCI, Weirton and Rouge, petitioned for protection under chapter 11 of the U.S. Bankruptcy Code.

Financially distressed customers may be unable to perform under their agreements with us and, if they file for protection under U.S. bankruptcy laws, they may be able to reject their agreements with us pursuant to the operation of the bankruptcy laws. Such laws enable a customer under bankruptcy protection to reject its existing term supply agreement with us, which may adversely affect our sales and profitability. In effect, such laws allow the customer (or a party that might acquire the customer's business through the bankruptcy process) to renegotiate the customer's existing term supply agreement with us or to pursue arrangements with another pellet supplier without penalty.

We cannot assure you that WCI, Weirton and Rouge will successfully emerge from bankruptcy or that they will continue to meet their obligations under their agreements with us. We currently have trade receivable exposure of $4.9 million to WCI, all of which was reserved against in the third quarter of 2003. We currently have an agreement to sell iron ore pellets to Weirton, but we cannot assess whether Weirton will successfully emerge from bankruptcy. We invested $10.6 million for a 40.6% interest in a joint venture that acquired certain steam generating and power-related assets from a subsidiary of Weirton in 2001 and leased such assets back to an affiliate of Weirton with a guaranty of such lease by Weirton in a purchase-leaseback arrangement. Subsequent to its filing, Weirton has continued to meet its obligations under the lease agreement, which extends through 2012. Further, Rouge has announced that it has reached agreement to sell substantially all of its assets to OAO Severstal, Russia's second largest steel producer. We sold Rouge 1.4 million tons of pellets in fiscal 2002 and 2.1 million tons from January 2003 through October 23, 2003. At the time of Rouge's bankruptcy petition, we had no trade receivable exposure to Rouge; however, we have a $10 million secured loan to Rouge that will mature in 2007. As of December 31, 2003, the loan had a balance of $11.5 million, including accrued interest. At this time, we cannot assess the long-term impact of Rouge's announced sale and bankruptcy filing on our term supply agreement or loan with Rouge. The bankruptcy or reorganization of our largest customers could have a significant impact on our sales, margins and profitability.

Our ability to collect payments from our customers depends on their creditworthiness.

Our ability to receive payment for iron ore products sold and delivered to our customers depends on the creditworthiness of our customers. Generally, we deliver iron ore products to our customers in advance of payment for those products, and title and risk of loss with respect to those products does not pass to the customer until payment for the pellets is received. Accordingly, there is typically a period of time in which pellets as to which we have reserved title are within our customers' control. As disclosed above, several of our customers have petitioned for protection under the federal bankruptcy laws, and most of our North American customers have below-investment grade or no credit rating. Failure to receive payment from our customers for products that we have delivered could adversely affect our results of operations.

Our change in strategy from a manager of iron ore mines on behalf of steel company owners to primarily a merchant of iron ore to steel company customers has increased our obligations with respect to those

mines and has made our revenues, earnings and profit margins more dependent on sales of iron ore products and more susceptible to product demand and pricing fluctuations.

Historically, we have acted as a manager of iron ore mines on behalf of steel company owners, and in that capacity have been generally entitled to management fees, royalties on reserves that we have leased or subleased to the Empire and Tilden mines, and income from our sales of iron ore products to our customers, including the other mine owners. Our revised business strategy is to increase our ownership in our co-owned mines. In accordance with that revised strategy, in fiscal year 2002 we increased our ownership in (1) the Empire mine from 47% to 79%, (2) the Tilden mine from 40% to 85%, (3) the Hibbing mine from 15% to 23%, and (4) the Wabush mine from 23% to 27%. While we have gained greater control of the mines we operate, we have also increased our share of the operating costs, employment legacy costs and financial obligations associated with those mines. Our increased ownership of those mines has caused the management fees and royalties due to us from our partners in the mines to decline from $29.8 million in 2001 to $12.2 million in 2002. The decline in royalties and management fees has made our revenues, earnings and profit margins more volatile and more dependent on sales of our iron ore products to third party customers.

We rely on our joint venture partners in our mines to meet their payment obligations, and the inability of a joint venture partner to do so could significantly affect our operating costs.

We co-own five of our six mines with various joint venture partners that are integrated steel producers or their subsidiaries, including Dofasco, ISG, Ispat Inland, Laiwu and Stelco. While we are the manager of each of the mines we co-own, we rely on our joint venture partners to make their required capital contributions and to pay for their share of the iron ore pellets that we produce. Most of our venture partners are also our customers and are subject to the creditworthiness risks described above. If one or more of our venture partners fail to perform their obligations, the remaining venturers, including ourselves, may be required to assume additional material obligations, including significant pension and post-retirement health and life insurance benefit obligations. The premature closure of a mine due to the failure of a joint venture partner to perform its obligations could result in significant fixed mine closure costs, including severance, employment legacy costs and other employment costs, reclamation and other environmental costs, and the costs of terminating long-term obligations, including energy contracts and equipment leases.

Unanticipated geological conditions and natural disasters could increase the cost of operating our business.

A portion of our production costs are fixed regardless of current operating levels. Our operating levels are subject to conditions beyond our control that can delay deliveries or increase the cost of mining at particular mines for varying lengths of time. These conditions include weather conditions (for example, extreme winter weather, floods and availability of process water due to drought) and natural disasters, pit wall failures, unanticipated geological conditions, including variations in the amount of rock and soil overlying the deposits of iron ore, variations in rock and other natural materials and variations in geologic conditions and ore processing changes. These conditions could impair our ability to fulfill our plan to operate all of our mines at full capacity, which could materially adversely affect our ability to meet the expected demand for our iron ore products.

In May 2003, pellet production at the Tilden mine was adversely affected by unexpected variations in the composition of the iron ore in one area of the mining pit, which made the ore difficult to process, causing low throughput and recovery rates. We lowered our expected 2003 production rate at Tilden from 7.8 million tons to between 7.2 million tons and 7.5 million tons due to this condition, which adversely affected production costs at Tilden through the second and third quarters of 2003 and will adversely affect our sales, margins and profitability for 2003 and 2004.

Many of our mines are dependent on a single source energy supplier, and interruption in energy services may have a significant adverse effect on our sales, margins and profitability.

Many of our mines are dependent on one source for electric power and for natural gas. For example, Minnesota Power is the sole supplier of electric power to our Hibbing and United Taconite mines; Wisconsin

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Energy Company is the sole supplier of electric power to our Tilden and Empire mines; and our Northshore mine is largely dependent on its wholly owned power facility for its electrical supply. A significant interruption in service from our energy suppliers due to terrorism or any other cause can result in substantial losses that may not be fully covered by our business interruption insurance. For example, in May 2003, we incurred approximately $11.1 million in fixed costs relating to lost production when our Empire and Tilden mines were idled for approximately five weeks due to loss of power stemming from the failure of a dam in the Upper Peninsula of Michigan. One natural gas pipeline serves all of our Minnesota and Michigan mines, and a pipeline failure may idle those operations. Any substantial unmitigated interruption of our business due to these conditions could materially adversely affect our sales, margins and profitability.

Equipment failures and other unexpected events at our facilities may lead to production curtailments or shutdowns.

Interruptions in production capabilities will inevitably increase our production costs and reduce our profitability. We do not have meaningful excess capacity for current production needs, and we are not able to quickly increase production at one mine to offset an interruption in production at another mine. In addition to equipment failures, our facilities are also subject to the risk of loss due to unanticipated events such as fires, explosions or adverse weather conditions. The manufacturing processes that take place in our mining operations, as well as in our crushing, concentrating and pelletizing facilities, depend on critical pieces of equipment, such as drilling and blasting equipment, crushers, grinding mills, pebble mills, thickeners, separators, filters, mixers, furnaces, kilns and rolling equipment, as well as electrical equipment, such as transformers. This equipment may, on occasion, be out of service because of unanticipated failures. In addition, many of our mines and processing facilities have been in operation for several decades, and the equipment is aged. For example, in November 2003, our Tilden facility experienced a crack in a kiln riding ring that required the shutdown of that kiln in its pelletizing plant, resulting in a production loss of approximately 277,000 tons. In the future, we may experience additional material plant shutdowns or periods of reduced production because of equipment failures. Material plant shutdowns or reductions in operations could materially adversely affect our sales, margins and profitability. Further, remediation of any interruption in production capability may require us to make large capital expenditures that could have a negative effect on our profitability and cash flows. Our business interruption insurance would not cover all of the lost revenues associated with equipment failures. Further, longer-term business disruptions could result in a loss of customers, which could adversely affect our future sales levels, and therefore our profitability.

We are subject to extensive governmental regulation, which imposes, and will continue to impose, significant costs and liabilities on us, and future regulation could increase those costs and liabilities or limit our ability to produce iron ore products.

We are subject to various federal, provincial, state and local laws and regulations on matters such as employee health and safety, air quality, water pollution, plant and wildlife protection, reclamation and restoration of mining properties, the discharge of materials into the environment, and the effects that mining has on groundwater quality and availability. Numerous governmental permits and approvals are required for our operations. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulation and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators.

Prior to commencement of mining, we must submit to, and obtain approval from, the appropriate regulatory authority of plans showing where and how mining and reclamation operations are to occur. These plans must include information such as the location of mining areas, stockpiles, surface waters, haul roads, tailings basins and drainage from mining operations. All requirements imposed by any such authority may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. See "Business — Environment."

In addition, new legislation and/or regulations and orders, including proposals related to the protection of the environment, to which we would be subject or that would further regulate and or tax our customers, namely the North American integrated steel producer customers, may also require us or our customers to reduce or otherwise change operations significantly or incur costs. Such new legislation, regulations or orders (if enacted) could have a material adverse effect on our business, results of operations, financial condition or profitability. In particular, we are subject to the new rules promulgated by the EPA that will require us to utilize MACT standards for our air emissions by 2006. The costs, including capital expenditures, that we will incur in order to meet the new MACT standards may be substantial. See "Business — Environment."

Further, we are subject to a variety of potential liability exposures arising at certain sites where we do not currently conduct operations. These sites include sites where we formerly conducted iron ore mining or processing or other operations, inactive sites that we currently own, predecessor sites, acquired sites, leased land sites and third-party waste disposal sites. While we believe our liability at sites where claims have been asserted will not have a material adverse effect on our financial condition, liquidity or results of operations, we may be named as a responsible party at other sites in the future, and we cannot assure you that the costs associated with these additional sites will not be material. See "Business — Environment."

We could also be held liable for any and all consequences arising out of human exposure to hazardous substances used, released or disposed of by us or other environmental damage, including damage to natural resources. In particular, we and certain of our subsidiaries are involved in various claims relating to the exposure of asbestos and silica to seamen who sailed on the Great Lakes vessels formerly owned and operated by certain of our subsidiaries. The full impact of these claims, as well as whether insurance coverage will be sufficient and whether other defendants named in these claims will be able to fund any costs arising out of these claims, continues to be unknown. Based on currently available information, however, we believe the resolution of currently pending claims in the aggregate would not reasonably be expected to have a material adverse effect on our financial position. See "Business — Legal Proceedings."

Our expenditures for postretirement benefit and pension obligations could be materially higher than we have predicted if our underlying assumptions prove to be incorrect, if there are mine closures or our joint venture partners fail to perform their obligations that relate to employee pension plans.

We provide defined benefit pension plans and OPEB to eligible union and non-union employees, including our share of expense and funding obligations with respect to unconsolidated ventures. Our pension expense and our required contributions to our pension plans are directly affected by the value of plan assets, the projected rate of return on plan assets, the rate of return on plan assets and the actuarial assumptions we use to measure our defined benefit pension plan obligations, including the rate that future obligations are discounted to a present value ("discount rate"). We expect to decrease the discount rate to 6.25% at December 31, 2003 from 6.90% at December 31, 2002, 7.50% at December 31, 2001 and 7.75% at December 31, 2000. For pension accounting purposes, we assumed a 9% rate of return on pension plan assets for all periods, although we expect to decrease the return on asset assumption to 8.50% at December 31, 2003, which will increase our 2004 pension expense. Based on these assumptions, our actual funding levels and pension expense (excluding restructuring and curtailment charges) for 2001 and 2002 and our estimated minimum funding obligations and pension expense (based on our making only our minimum required contributions) for 2003 and 2004, including our share of expense and funding obligations with respect to unconsolidated ventures, are as follows:


Pension


Year	Expense	Minimum Funding Obligation
		(in millions)
2001	$ 4.4	$0.4
2002	7.2	1.1
2003 (estimate)	25.2	6.5
2004 (estimate)	28.8	4.4


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We cannot predict whether changing market or economic conditions, regulatory changes or other factors will increase our pension expenses or our funding obligations, diverting funds we would otherwise apply to other uses.

Further, our funding projections for our pension plans assume that the pension plan covering hourly employees at the Empire and Tilden mines remains a multiemployer pension plan. If that plan loses its multiemployer plan status, we estimate that our minimum funding obligations for that plan would increase by approximately $25.6 million through 2004.

We calculate our total accumulated postretirement benefit obligation ("APBO") for our OPEB benefits under Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." We estimate that the unfunded APBO obligation will have a present value of approximately $325 million at December 31, 2003. We have estimated these unfunded obligations based on a number of assumptions. Discount rate and return on plan asset assumptions parallel those utilized for pensions. We increased our assumed rate of annual increase in the cost of health care benefits to 10% in 2003 (from 7.50% in 2002) and assumed a 1% decrease per year for the following five years to 5% in 2008 and thereafter. (We expect to increase the assumed rate of annual increase in the cost of health care benefits again to 10% in 2004 and again assume a 1% decrease per year for the following five years, thereby delaying the decrease to 5% until 2009.) We also contribute annually to trusts for certain mining ventures that are available to fund these liabilities, and we assume a 9% (decreasing to 8.50% for 2004 expense) rate of return on the assets held in these trusts. We expect to contribute approximately $4.0 million to these trusts in 2004, based on production at the Empire, Hibbing and Tilden mines in 2003. We also implemented a cap on the amounts that we would pay per retiree annually for existing and future U.S. salaried retirees. Based on these assumptions and plan provisions, our actual expenses and funding for these benefits for 2001 and 2002 and estimated expense and funding requirements for 2003 and 2004, including our share of expense and funding obligations with respect to unconsolidated ventures are as follows:

OPEB

Year	Expense	Funding Obligation
	(in millions)	
2001	$15.8	$ 7.7
2002	21.5	16.8
2003 (estimate)	32.4	17.0
2004 (estimate)	30.8	23.3

If our assumptions do not materialize as expected, cash expenditures and costs that we incur could be materially higher. Moreover, we cannot assure you that regulatory changes will not increase our obligations to provide these or additional benefits. These obligations also may increase substantially in the event of adverse medical cost trends or unexpected rates of early retirement, particularly for bargaining unit employees for whom there is no retiree health care cost cap. Early retirement rates likely would increase substantially in the event of a mine closure.

Additionally, our pension and postretirement health and life insurance benefits obligations, expenses and funding costs would increase significantly if one or more of the mines in which we have invested is closed, or if one or more of our joint venturers at one or more mines is unable to perform its obligations. A mine closure would trigger accelerated pension and OPEB obligations, and the failure of a joint venturer to perform its obligations could shift additional pension and OPEB liabilities to us. Any of these events could significantly adversely affect our financial condition and results of operations.

We are a related person to certain companies that were operators and are required under the Coal Industry Retiree Health Benefit Act of 1992 (the "Coal Retiree Act") to make premium payments to the United Mine

Workers Association Combined Benefit Fund (the "Combined Fund"), and our obligations to the Combined Fund could increase if other coal mine operators file for bankruptcy protection or become insolvent.

We are a related party to certain companies that were coal mine operators. As a result we are subject to the Coal Retiree Act and are obligated to make premium payments to the Combined Fund for health and death benefits paid by the Combined Fund to retired coal miners. At December 31, 2003, the net present value of our estimated liability to the Combined Fund was $7.0 million. We are assessed premiums for unassigned or "orphan" retirees on a pro rata basis with other coal mine operators and related parties. If other coal mine operators and related parties file for bankruptcy protection or become insolvent, our pro rata portion of the liability to the Combined Fund could increase, which could have an adverse effect on our results of operation and financial condition sales, margins and profitability.

We cannot sell or transfer our ISG shares until June 2004, and we cannot predict the value of those shares if we sell them after that time.

We currently own approximately 5.5 million shares of ISG's common stock, which currently represents approximately 5.7% of the outstanding ISG shares. As of January 12, 2004, the last reported trading price for the ISG common stock was $37.74 per share.

In connection with ISG's recent initial public offering, we and other significant ISG stockholders agreed not to sell or otherwise transfer our ISG shares before June 9, 2004. We cannot predict the trading price of the ISG shares following the expiration of the lockup period. Further, our ability to sell our ISG shares may continue to be restricted following the expiration of the lock-up period by applicable federal securities laws. We cannot assure you that we will sell our ISG shares or that any sale of our ISG shares after the expiration of the lockup period will result in a gain to us. If we do sell our ISG shares, we may sell only limited quantities of the shares.

Our profitability could be negatively affected if we fail to maintain satisfactory labor relations.

The USWA represents all hourly employees at our Empire, Hibbing, Tilden and United Taconite mines, as well as the Wabush mine in Canada. The collective bargaining agreements for the employees at the Empire, Hibbing, Tilden and United Taconite mines will expire on August 1, 2004, and the collective bargaining agreements for the employees at the Wabush mine will expire on March 1, 2004. Hourly employees at the railroads we own that transport products among our facilities are represented by multiple unions with labor agreements that expire at various dates. If the collective bargaining agreements relating to the employees at our mines are not successfully renegotiated in a timely manner, we could face work stoppages or labor strikes.

The workforce at our Northshore mine is currently not represented by a union, but we cannot assure you that it will not unionize in the future. In addition, even if our non-union workforce at Northshore remains non-unionized, its operations may still be adversely affected by work stoppages at unionized companies. If our Northshore operations were to become unionized, we could incur an increased risk of work stoppages, reduced productivity and higher labor costs.

Our cost reduction efforts may not be successful.

We implemented a cost reduction strategy in 2003 designed to decrease annual costs by the end of 2004 by $35.0 million. We cannot assure you that our cost savings program will be successful. If we fail to successfully complete our cost reduction programs, our margins and profitability would be adversely affected.

Our operating expenses could increase significantly if the price of electrical power, fuel or other energy sources increases.

Operating expenses at our mining locations are sensitive to changes in electricity prices and fuel prices, including diesel fuel and natural gas prices. Prices for electricity, natural gas and fuel oils can fluctuate widely with availability and demand levels from other users. During periods of peak usage, supplies of energy may be curtailed and we may not be able to purchase them at historical market rates. While we have some long-term

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contracts with electrical suppliers, we are exposed to fluctuations in energy costs that can affect our production costs. Although we enter into forward fixed price supply contracts for natural gas for use in our operations, those contracts are of limited duration and do not cover all of our fuel needs, and price increases in fuel costs could cause our profitability to decrease significantly.

FORWARD-LOOKING STATEMENTS

This report contains statements that constitute "forward-looking statements." These forward-looking statements may be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects,", "estimates," "intends," "may," "will" or similar terms. These statements speak only as of the date of this report and we undertake no ongoing obligation, other than that imposed by law, to update these statements. These statements appear in a number of places in this report and include statements regarding our intent, belief or current expectations of our directors or our officers with respect to, among other things:

• trends affecting our financial condition, results of operations or future prospects;

• estimates of our economic iron ore reserves;

• our business and growth strategies; and

• our financing plans and forecasts.

You are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those contained in the forward-looking statements as a result of various factors, some of which are unknown. The factors that could adversely affect our actual results and performance include, without limitation:

• decreased steel production in North America caused by global overcapacity of steel, intense competition in the steel industry, increased imports of steel, consolidation in the steel industry, cyclicality in the North American steel market and other factors, all of which could result in decreased demand for iron ore products;

• use by North American steel makers of products other than domestic iron ore in the production of steel;

• uncertainty about the continued demand for steel to support rapid industrial growth in China;

• the highly competitive nature of the iron ore mining industry;

• our dependence on our term supply agreements with a limited number of customers;

• changes in demand for our products under the requirements contracts we have with our customers;

• the provisions of our term supply agreements, including price adjustment provisions that may not allow us to match international prices for iron ore products;

• the substantial costs of mine closures, and the uncertainties regarding mine life and estimates of ore reserves;

• uncertainty relating to several of our customers' pending bankruptcy or reorganization proceedings, and the creditworthiness of our customers;

• our change in strategy from a manager of iron ore mines to primarily a merchant of iron ore to steel company customers;

• our reliance on our joint venture partners to meet their obligations;

• unanticipated geological conditions, natural disasters, interruptions in electrical or other power sources and equipment failures, which could cause shutdowns or production curtailments for us or our steel industry customers;

• increases in our costs of electrical power, fuel or other energy sources;

• uncertainties relating to governmental regulation of our mines and our processing facilities, including under environmental laws;

• uncertainties relating to our pension plans;

• restrictions on our sale of our ISG shares;

• uncertainties relating to labor relations; and

• the success of our cost reduction efforts.

You are urged to carefully consider these factors and the "Risk Factors" that appear elsewhere in this report. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ George W. Hawk
    Name: George W. Hawk
    Title: Assistant Secretary

Date: January 13, 2004

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EXHIBITS

Exhibit Number	Exhibit Document
99(a)	Cleveland-Cliffs Inc published a News Release on January 13, 2004, "Cleveland-Cliffs Reports Provides Guidance on Fourth Quarter Results."